Exhibit 99.1
For Immediate Release
QXM Issues Convertible Notes Primarily For Share Buyback
Beijing, China (May 16, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading manufacturers of mobile handsets, announced that the Company has on May 15, 2008 signed binding agreements to issue to two existing shareholders of the Company (the “Investors”) USD70 million worth of 3-year senior convertible notes (the “Notes”) with warrants. The notes have a 4% annual coupon and are redeemable at par.
The consideration payable by the Investors for the Notes will be a combination of shares of the Company’s common stock that are currently owned by the Investors, valued at approximately USD48.3 million, and cash. All shares submitted by the Investors in exchange for the Notes will be cancelled. The net cash proceeds raised by the Company will be used for general corporate purposes, including funding potential ventures which the Company is currently evaluating.
“We believe that this is a good opportunity for us to use our strong balance sheet to take on borrowings that offer low interest rates, as well as to take advantage of our current low trading price to buy back some of our outstanding shares,” said Chairman Wu Zhi Yang in Beijing.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.55%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of May 16, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

For further information, contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 6250 1706
Email: matao@qxmc.com